CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 27, 2018	February 27, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of (loss) earnings, consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.
An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 27, 2018

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 27, 2018, expressed an unmodified/unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 27, 2018

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2017	2016

Revenues	5	$252,288	$278,077
Mine operating costs
Cost of sales	6	159,265	149,281
Depletion, depreciation and amortization		77,045	79,593
		236,310	228,874

Mine operating earnings		15,978	49,203

General and administrative expenses	7	17,493	17,747
Share-based payments		8,295	4,403
Impairment of non-current assets	16	65,500	—
Foreign exchange gain		(4,314)	(1,192)
Operating (loss) earnings		(70,996)	28,245

Investment and other (loss) income	8	(34)	5,209
Finance costs	9	(4,271)	(7,963)
(Loss) earnings before income taxes		(75,301)	25,491

Income taxes
Current income tax expense	21	7,177	8,346
Deferred income tax (recovery) expense	21	(29,206)	8,544
		(22,029)	16,890

Net (loss) earnings for the year		($53,272)	$8,601

(Loss) earnings per common share
Basic	10	($0.32)	$0.05
Diluted	10	($0.32)	$0.05

Weighted average shares outstanding
Basic	10	165,293,893	160,874,038
Diluted	10	165,293,893	164,257,563

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Comprehensive (Loss) Income provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Year Ended December 31,
		2017	2016

Net (loss) earnings for the year		($53,272)	$8,601

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	13	(479)	(2,217)

Other comprehensive loss		(479)	(2,217)

Total comprehensive (loss) income		($53,751)	$6,384

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2017	2016
Operating Activities
Net (loss) earnings for the year		($53,272)	$8,601
Adjustments for:
Depletion, depreciation and amortization		78,077	80,352
Share-based payments		8,295	4,403
Impairment of non-current assets	16	65,500	—
Income tax (recovery) expense	21	(22,028)	16,890
Finance costs	9	4,271	7,963
Other	24	143	(10,934)
Operating cash flows before movements in working capital and taxes		80,986	107,275
Net change in non-cash working capital items	24	(4,419)	(2,544)
Income taxes paid		(6,116)	(4,719)
Cash generated by operating activities		70,451	100,012

Investing Activities
Expenditures on mining interests		(54,571)	(43,770)
Acquisition of property, plant and equipment		(20,941)	(18,690)
Deposits paid for acquisition of non-current assets		(416)	(521)
Purchase of marketable securities		—	(3,653)
Proceeds from sale of marketable securities		—	48
Cash used in investing activities		(75,928)	(66,586)

Financing Activities
Proceeds from exercise of stock options		5,740	22,371
Repayment of debt facilities	18	(12,726)	(21,363)
Proceeds from equipment financing obligations	19(b)	7,894	—
Repayment of equipment financing obligations		(6,781)	(10,239)
Finance costs paid		(2,779)	(6,925)
Proceeds from debt facilities	18	—	49,870
Repayment of prepayment facilities		—	(31,604)
Proceeds from private placement, net of share issue costs	22(a)	—	42,716
Cash (used in) provided by financing activities		(8,652)	44,826

Effect of exchange rate on cash and cash equivalents held in foreign currencies		3,221	(221)
(Decrease) increase in cash and cash equivalents		(14,129)	78,252
Cash and cash equivalents, beginning of the year		129,049	51,018
Cash and cash equivalents, end of year		$118,141	$129,049

Cash		$77,411	$91,498
Short-term investments		40,730	37,551
Cash and cash equivalents, end of year		$118,141	$129,049

Supplemental cash flow information	24

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2017 AND 2016
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2017	December 31, 2016
Assets

Current assets
Cash and cash equivalents		$118,141	$129,049
Trade and other receivables	11	20,362	16,473
Income taxes receivable		493	—
Inventories	12	18,858	20,254
Other financial assets	13	11,326	13,688
Prepaid expenses and other		1,478	735
Total current assets		170,658	180,199

Non-current assets
Mining interests	14	374,146	390,409
Property, plant and equipment	15	192,052	237,638
Deposits on non-current assets		869	783
Deferred tax assets	21	43,716	48,146
Total assets		$781,441	$857,175

Liabilities and Equity

Current liabilities
Trade and other payables	17	$35,567	$28,194
Unearned revenue		2,190	2,539
Current portion of debt facilities	18	12,464	12,378
Current portion of equipment financing obligations	19	4,154	6,078
Income taxes payable		—	383
Total current liabilities		54,375	49,572

Non-current liabilities
Debt facilities	18	19,305	31,560
Equipment financing obligations	19	5,151	2,108
Decommissioning liabilities	20	16,076	11,315
Other liabilities		655	2,741
Deferred tax liabilities	21	103,394	138,178
Total liabilities		$198,956	$235,474

Equity
Share capital		636,672	628,565
Equity reserves		62,303	56,354
Accumulated deficit		(116,490)	(63,218)
Total equity		$582,485	$621,701
Total liabilities and equity		$781,441	$857,175

Commitments (Note 14; Note 23(c)); Subsequent events (Note 28)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained earnings (Accumulated deficit)
	Shares	Amount	Share-based payments(a)	Available for sale revaluation(b)	Foreign currency translation(c)	Total equity reserves		Total equity
Balance at December 31, 2015	155,588,238	$557,477	$59,369	$—	($308)	$59,061	($71,819)	$544,719
Net earnings for the year	—	—	—	—	—	—	8,601	8,601
Other comprehensive loss	—	—	—	(2,217)	—	(2,217)	—	(2,217)
Total comprehensive income	—	—	—	(2,217)	—	(2,217)	8,601	6,384
Share-based payments	—	—	4,758	—	—	4,758	—	4,758
Shares issued for:
Private placement (Note 22(a))	5,250,900	42,716	—	—	—	—	—	42,716
Exercise of stock options (Note 22(b))	3,505,679	27,619	(5,248)	—	—	(5,248)	—	22,371
Acquisition of mining interests	41,466	500	—	—	—	—	—	500
Settlement of liabilities	75,284	253	—	—	—	—	—	253
Balance at December 31, 2016	164,461,567	$628,565	$58,879	($2,217)	($308)	$56,354	($63,218)	$621,701
Net loss for the year	—	—	—	—	—	—	(53,272)	(53,272)
Other comprehensive loss	—	—	—	(479)	—	(479)	—	(479)
Total comprehensive loss	—	—	—	(479)	—	(479)	(53,272)	(53,751)
Share-based payments	—	—	8,295	—	—	8,295	—	8,295
Shares issued for:
Exercise of stock options (Note 22(b))	1,292,206	7,607	(1,867)	—	—	(1,867)	—	5,740
Acquisition of mining interests (Note 14(c))	70,391	500	—	—	—	—	—	500
Balance at December 31, 2017	165,824,164	$636,672	$65,307	($2,696)	($308)	$62,303	($116,490)	$582,485

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b)	The available for sale revaluation reserve principally records the unrealized fair value gains or losses related to available-for-sale financial instruments.

(c)
Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 5

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 23(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 26). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2017 and 2016 were approved and authorized for issue by the Board of Directors on February 27, 2018.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

In preparing the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016, the Company applied the following significant accounting policies and associated significant estimates and critical judgments:

Business Combinations

Accounting Policy:
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (continued)

Accounting Policy: (continued)
Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:
Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:
(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Goodwill

Accounting Policy:
Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2017, the Company had $nil goodwill (2016 - $nil).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Foreign Currency

Accounting Policy:
The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:
Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Revenue Recognition (Note 5)

Accounting Policy:
Revenue is recognized upon delivery when the following conditions are met:
• control, risk and rewards of ownership of products passes to the buyer;
• the amount of revenue and costs related to the transaction can be measured reliably; and
• it is probable that the economic benefits associated with the transaction will flow to the Company.

This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location.

Revenue from the sale of precious metals, including by-products, is recorded net of charges for smelting and refining. Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and settled on a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contracts provide for provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the values of the Company’s concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of impurity penalties, weights and assays are recorded on final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 12)

Accounting Policy:
Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and Evaluation Expenditures (Note 14)

Accounting Policy:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

• acquiring the rights to explore;
• researching and analyzing historical exploration data;
• gathering exploration data through topographical, geochemical and geophysical studies;
• exploratory drilling, trenching and sampling;
• determining and examining the volume and grade of the resource;
• surveying transportation and infrastructure requirements; and
• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Exploration and Evaluation Expenditures (Note 14) (continued)

Accounting Policy: (continued)
Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
• life of mine plan and economic modeling support the economic extraction of such reserves and resources;
• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Accounting Estimates and Judgments:
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Mining Interests (Note 14)

Accounting Policy:
Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 14) (continued)

Accounting Estimates and Judgments:
Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

Property, Plant and Equipment (Note 15)

Accounting Policy:
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 15) (continued)

Accounting Estimates and Judgments:
Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

• substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
• the mine or mill has reached a pre-determined percentage of design capacity;
• the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
• the completion of a reasonable period of testing of the mine plant and equipment;
• the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
• the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
• mineral recoveries are at or near the expected production levels.

Borrowing Costs

Accounting Policy:
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2017 and 2016, the Company does not have any qualifying assets under construction.

Impairment of Non-Current Assets (Note 16)

Accounting Policy:
At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 16) (continued)

Accounting Policy: (continued)
FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

Accounting Estimates and Judgments:
Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Share-based Payment Transactions (Note 22(b))

Accounting Policy:
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non‐employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment.

Accounting Estimates and Judgments:
Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 21)

Accounting Policy:
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 21) (continued)

Accounting Estimates and Judgments:
Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:
Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Finance Leases (Note 19)

Accounting Policy:
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Assets

Accounting Policy:
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings or loss.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings or loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

Accounting Policy:
All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Provisions (Note 20)

Accounting Policy:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:
Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Cash and Cash Equivalents

Accounting Policy:
Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Earnings or Loss per Share (Note 10)

Accounting Policy:
Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2017
Revenue Recognition
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its doré and concentrate sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual doré and concentrate shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard. In accordance with the terms of the Company's concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is insignificant.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company's material revenue streams, which consist of the Company's doré and concentrate sales, to supplement the revenue data that are currently presented in the revenue note disclosure (note 5). New disclosures will be presented relating to the timing of completion of the Company's performance obligations, for example, upon delivery and/or other points in time, and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.

Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments ("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The adoption of this standard is expected to have limited impact on the Company's financial statements. The Company intends to designate equity securities as financial assets at fair value through other comprehensive income only and will not be transfered into (loss) earnings upon disposition or impairment resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company's consolidated financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Leases
In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the year ended December 31, 2017, the Company's reporting segments includes its six operating mines in Mexico. Effective January 1, 2017, the Company no longer considers its retail market segment in Canada and metal marketing segment in Europe as significant reporting segments. Accordingly, they have been grouped in the “others” category, which consist primarily of the Company’s other development and exploration properties (Note 14), debt facilities (Note 18), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the period ended December 31, 2017 for presentation consistency.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	Year Ended December 31, 2017					At December 31, 2017
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$92,515	$50,948	$16,417	$25,150	$18,048	$123,413	$19,399
La Encantada	37,557	29,827	12,944	(5,214)	12,498	96,626	13,254
La Parrilla	36,301	26,739	19,379	(9,817)	15,323	171,695	40,387
Del Toro	30,113	18,086	14,122	(2,095)	8,590	99,402	10,120
San Martin	39,709	20,954	6,654	12,101	10,835	92,819	26,617
La Guitarra	15,363	12,072	6,549	(3,258)	9,837	73,117	15,052
Others	730	639	980	(889)	6,271	124,369	74,127
Consolidated	$252,288	$159,265	$77,045	$15,978	$81,402	$781,441	$198,956

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

	Year Ended December 31, 2016					At December 31, 2016
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$94,995	$42,721	$16,425	$35,849	$15,245	$111,291	$17,868
La Encantada	44,338	29,708	17,487	(2,857)	9,989	94,497	13,323
La Parrilla	44,891	25,742	18,786	363	11,077	172,663	43,160
Del Toro	34,976	19,522	14,202	1,252	11,548	157,684	26,774
San Martin	37,201	18,784	6,854	11,563	6,357	86,519	25,085
La Guitarra	21,620	12,822	5,517	3,281	9,042	68,065	13,819
Others	56	(18)	322	(248)	2,616	166,456	95,445
Consolidated	$278,077	$149,281	$79,593	$49,203	$65,874	$857,175	$235,474

During the year ended December 31, 2017, the Company had six (December 31, 2016 - six) customers that accounted for 100% of its doré and concentrate sales revenue, with three major customers accounting for 54%, 17% and 15% of total revenue, respectively (2016 - three major customers for 32%, 29% and 24%).

5. REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one to three months after delivery.

Revenues for the period are summarized as follows:

	Year Ended December 31,
	2017	2016
Gross revenue from payable metals:
Silver(1)	$165,832	$199,942
Gold	69,608	64,039
Lead	23,949	27,208
Zinc	4,317	8,902
Gross revenue	263,706	300,091
Less: smelting and refining costs	(11,418)	(22,014)
Revenues	$252,288	$278,077
Silver as % of gross revenue	63%	67%

(1) Silver revenue includes $0.8 million (2016 - $0.9 million) in retail coin and bullion sales.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES (continued)

Gold deliveries to Sandstorm during the period are summarized as follows:

	Year Ended December 31,
	2017	2016
Au ounces delivered to Sandstorm	10,107	9,992
Average Au price - Sandstorm	$388	$360
Average Au price - market	$1,257	$1,251

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2017	2016
Consumables and materials	$33,179	$35,762
Labour costs	69,435	63,444
Energy	30,738	28,246
Other costs	16,072	13,881
Production costs	$149,424	$141,333
Transportation and other selling costs	3,267	3,756
Workers participation costs	2,328	1,907
Environmental duties and royalties	1,096	1,389
Inventory changes	1,752	560
Standby costs during stoppage at the La Encantada mine(1)	1,398	—
Other costs	—	336
	$159,265	$149,281

(1)
On May 24, 2017, the Company reported a work stoppage at the La Encantada mine due to an illegal blockade by certain union employees. The Company and the union reached an agreement for a phased restart of operations beginning on July 1, 2017. Standby costs reflect primarily labour, energy and equipment rental costs incurred during the 42 days of work stoppage at the mine during which there was no production.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2017	2016
Corporate administration	$3,875	$3,819
Salaries and benefits	8,509	9,387
Audit, legal and professional fees	2,822	2,656
Filing and listing fees	506	441
Directors fees and expenses	749	685
Depreciation	1,032	759
	$17,493	$17,747

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 21

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

8. INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Year Ended December 31,
	2017	2016
(Loss) gain from investment in marketable securities (Note 13)	($2,600)	$6,281
Gain from investment in silver futures derivatives	1,206	—
Interest income and other	1,360	183
Loss from fair value adjustment of prepayment facilities	—	(1,255)
	($34)	$5,209

9. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and prepayment facilities. The Company’s finance costs in the period are summarized as follows:

	Year Ended December 31,
	2017	2016
Debt facilities (Note 18)	$2,254	$2,218
Equipment financing obligations (Note 19)	561	845
Accretion of decommissioning liabilities	935	830
Silver sales and other	521	303
Prepayment facilities	—	261
Loss on early settlement of prepayment facilities	—	3,506
	$4,271	$7,963

10. (LOSS) EARNINGS PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted (loss) earnings per share for the years ended December 31, 2017 and 2016 are as follows:

	Year Ended December 31,
	2017	2016
Net (loss) earnings for the year	($53,272)	$8,601

Weighted average number of shares on issue - basic	165,293,893	160,874,038
Adjustment for stock options	—	3,383,525
Weighted average number of shares on issue - diluted(1)	165,293,893	164,257,563

(Loss) earnings per share - basic	($0.32)	$0.05
(Loss) earnings per share - diluted	($0.32)	$0.05

(1)	Diluted weighted average number of shares excluded 9,431,737 (2016 - 2,880,893) options that were anti-dilutive for the year ended December 31, 2017.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2017	December 31, 2016
Trade receivables	$4,038	$6,353
Value added taxes and other taxes receivable	14,984	9,534
Other	1,340	586
	$20,362	$16,473

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	December 31, 2017	December 31, 2016
Finished goods - doré and concentrates	$1,299	$3,014
Work-in-process	1,152	1,327
Stockpile	217	122
Silver coins and bullion	303	405
Materials and supplies	15,887	15,386
	$18,858	$20,254

The amount of inventories recognized as an expense during the year was $226.5 million (2016 - $220.9 million), equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2017, mineral inventories, which consist of stockpile, work-in-process and finished goods, include $0.7 million (December 31, 2016 - $0.5 million) write-down which was recognized in cost of sales during the year ended December 31, 2017.

13. OTHER FINANCIAL ASSETS

As at December 31, 2017, other financial assets consist primarily of the Company’s investment in marketable securities.

Marketable securities are classified as financial assets. Changes in fair value of marketable securities designated as fair value through profit and loss ("FVTPL") are recorded through profit or loss, while changes in fair value of marketable securities designated as available for sale ("AFS") are recorded through other comprehensive income.

	December 31, 2017	December 31, 2016
Fair Value through Profit and Loss
First Mining Gold Corp. (TSX: FF)	$7,576	$9,819
Sprott Physical Silver Trust (NYSE: PSLV)	2,536	2,432
	$10,112	$12,251
Available for sale marketable securities	1,214	1,437
Total other financial assets	$11,326	$13,688

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	December 31, 2017	December 31, 2016
Producing properties	$287,218	$319,213
Exploration properties (non-depletable)	86,928	71,196
	$374,146	$390,409

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869
Additions	9,067	1,502	4,211	2,256	2,753	4,639	24,428
Change in decommissioning liabilities	(202)	(446)	54	(567)	(860)	(342)	(2,363)
Transfer from exploration properties	1,110	3,298	—	10,046	4,425	6,826	25,705
At December 31, 2016	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	8,386	2,588	8,339	4,512	3,613	5,233	32,671
Change in decommissioning liabilities	356	210	823	445	1,028	458	3,320
At December 31, 2017	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Accumulated depletion and impairment
At December 31, 2015	($544)	($42,111)	($37,906)	($20,512)	($33,640)	($54,861)	($189,574)
Depletion and amortization	(2,860)	(9,288)	(11,069)	(6,762)	(3,714)	(4,159)	(37,852)
At December 31, 2016	($3,404)	($51,399)	($48,975)	($27,274)	($37,354)	($59,020)	($227,426)
Depletion and amortization	(4,235)	(4,165)	(13,169)	(5,480)	(2,963)	(3,574)	(33,586)
Impairment (Note 16)	—	—	—	(34,400)	—	—	(34,400)
At December 31, 2017	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)

Carrying values
At December 31, 2016	$24,225	$34,430	$97,214	$72,404	$48,960	$41,980	$319,213
At December 31, 2017	$28,732	$33,063	$93,207	$37,481	$50,638	$44,097	$287,218

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2015	$—	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042
Exploration and evaluation expenditures	2,138	1,264	2,298	7,743	2,478	2,092	952	18,965
Change in decommissioning liabilities	—	—	—	—	—	—	(106)	(106)
Transfer to producing properties	(1,110)	(3,298)	—	(10,046)	(4,425)	(6,826)	—	(25,705)
At December 31, 2016	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	6,749	2,664	3,354	2,605	3,498	2,575	3,587	25,032
Impairment (Note 16)	—	—	—	(9,300)	—	—	—	(9,300)
At December 31, 2017	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.3 million has been paid, $0.2 million due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property includes 48,157 hectares of mining concessions north of the Santa Elena mine.

(b) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $2.2 million has been paid, $1.0 million in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at December 31, 2017, $0.9 million (December 31, 2016 - $0.3 million) has been paid.

(c)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2017, the Company has paid $4.9 million, consisting of $0.2 million in cash and $4.7 million in common shares. The remaining balance of $0.5 million will be settled in September 2018 based on the Company’s volume weighted average market price at the time of the payments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's six operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment(2)	Assets under Construction	Other	Total
Cost
At December 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599
Additions	73	5,399	16,475	534	22,481
Transfers and disposals	4,765	3,783	(12,545)	234	(3,763)
At December 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	6,295	17,281	123	23,699
Transfers and disposals	1,276	10,374	(17,147)	1,438	(4,059)
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957

Accumulated depreciation, amortization and impairment
At December 31, 2015	($60,509)	($146,174)	—	($8,175)	($214,858)
Depreciation and amortization	(5,230)	(35,641)	—	(1,174)	(42,045)
Transfers and disposals	(243)	1,453	—	14	1,224
At December 31, 2016	($65,982)	($180,362)	—	($9,335)	($255,679)
Depreciation and amortization	(8,347)	(34,556)	—	(1,896)	(44,799)
Impairment (Note 16)	(12,301)	(9,396)	—	(103)	(21,800)
Transfers and disposals	226	961	—	186	1,373
At December 31, 2017	($86,404)	($223,353)	—	($11,148)	($320,905)

Carrying values
At December 31, 2016	$67,140	$144,868	$21,815	$3,815	$237,638
At December 31, 2017	$47,994	$118,546	$21,949	$3,563	$192,052

(1) Included in land and buildings is $5.9 million (December 31, 2016 - $5.9 million) of land which is not subject to depreciation.
(2) Included in property, plant and equipment is $10.0 million (December 31, 2016 - $17.5 million) of equipment under finance leases (Note 19).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599
Additions	4,040	7,223	4,568	1,549	1,126	2,311	1,664	22,481
Transfers and disposals	(252)	623	(6,160)	486	(852)	1,111	1,281	(3,763)
At December 31, 2016	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	2,913	7,246	3,630	1,473	3,724	2,029	2,684	23,699
Transfers and disposals	1,401	29	(1,832)	(1,400)	(2,062)	335	(530)	(4,059)
At December 31, 2017	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957

Accumulated depreciation and amortization and impairment
At December 31, 2015	($2,935)	($63,313)	($41,657)	($55,496)	($23,113)	($16,222)	($12,122)	($214,858)
Depreciation and amortization	(12,959)	(8,178)	(7,766)	(7,402)	(3,137)	(1,344)	(1,259)	(42,045)
Transfers and disposals	24	(522)	2,857	(336)	468	(781)	(486)	1,224
At December 31, 2016	($15,870)	($72,013)	($46,566)	($63,234)	($25,782)	($18,347)	($13,867)	($255,679)
Depreciation and amortization	(12,181)	(8,779)	(6,585)	(8,580)	(3,691)	(2,974)	(2,009)	(44,799)
Impairment (Note 16)	—	—	—	(21,800)	—	—	—	(21,800)
Transfers and disposals	(847)	523	167	35	1,684	(333)	144	1,373
At December 31, 2017	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)

Carrying values
At December 31, 2016	$53,500	$44,910	$48,127	$53,894	$20,097	$7,404	$9,706	$237,638
At December 31, 2017	$44,786	$43,929	$43,507	$23,622	$19,752	$6,461	$9,995	$192,052

16. IMPAIRMENT OF NON-CURRENT ASSETS

At December 31, 2017, the Company assessed the recoverable value of the Del Toro Silver Mine and La Parrilla Silver Mine due to a decrease in Reserves and Resources. Based on the assessment, the Company concluded that the carrying value of the La Parrilla mine remain recoverable and no impairment charge was necessary. However, the Del Toro mine had an estimated recoverable value, based on its FVLCD, below its carrying value at December 31, 2017. As a result, the following impairment charge was recognized:

Year Ended December 31,
2017
Impairment of non-current assets	$65,500
Deferred income tax recovery	(23,100)
Impairment of non-current assets, net of tax	$42,400

At December 31, 2017, the Company also determined there were no significant events or changes in circumstances to indicate that the carrying amount of its other non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no other impairment or impairment reversal were recognized during the year ended December 31, 2017 (2016 - $nil).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

The impairment charge recognized for the year ended December 31, 2017 with respect to the Del Toro operating segment was as follows:

Year Ended December 31,
2017
Mining interests - producing properties	$34,400
Mining interests - exploration properties (non-depletable)	9,300
Property, plant and equipment	21,800
Impairment of non-current assets	$65,500

Recoverable values are determined with internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions.

Metal price assumptions used to determine the recoverable amounts at December 31, 2017 are summarized in the following table:

	December 31, 2017
Commodity Prices	2018-2021 Average	Long-term
Silver (per ounce)	$19.38	$20.00
Gold (per ounce)	$1,333	$1,350
Lead (per pound)	$1.08	$1.00
Zinc (per pound)	$1.36	$1.16

A discount rate of 6.5% (2016 - 8.5%), equivalent to the Company’s weighted average cost of capital at December 31, 2017, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2017.

17. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2017	December 31, 2016
Trade payables	$18,281	$10,752
Trade related accruals	11,378	12,015
Payroll and related benefits	4,028	3,209
Environmental duty	1,047	1,149
Other accrued liabilities	833	1,069
	$35,567	$28,194

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

18. DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2017 and December 31, 2016, respectively, are comprised of the following:

	Term Loan (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2015	$—	$15,000	$15,000
Net proceeds from debt financing	33,709	16,161	49,870
Interest and accretion expense	1,586	632	2,218
Repayments of principal	(6,419)	(14,944)	(21,363)
Repayments of finance costs	(1,155)	(632)	(1,787)
Balance at December 31, 2016	$27,721	$16,217	$43,938
Interest and accretion expense	1,421	785	2,206
Repayments of principal	(12,726)	—	(12,726)
Repayments of finance costs	(931)	(718)	(1,649)
Balance at December 31, 2017	$15,485	$16,284	$31,769
Statements of Financial Position Presentation
Current portion of debt facilities	$12,341	$123	$12,464
Non-current portion of debt facilities	3,144	16,161	19,305
Balance at December 31, 2017	$15,485	$16,284	$31,769

In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

These debt facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million. As at December 31, 2017 and December 31, 2016, the Company was in compliance with these covenants.

Details of the Scotia/Investec debt facilities are as follow:

(a)	Term loan

The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the final instalment due in February 2019. The term loan bears an interest rate of LIBOR plus a range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the year ended December 31, 2017, the Company incurred $1.5 million (2016 - $1.6 million) in interest related to the term loan at an effective interest rate of 6.7% (2016 - 6.3%). Proceeds from the term loan were primarily used to settle the prepayment facilities.

(b)	Revolving Credit Facility

The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace a prior $15.0 million credit facility that was due to expire in June 2016. As at December 31, 2017, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the year ended December 31, 2017, the Company incurred $0.8 million (2016 - $0.6 million) in interest related to the revolving credit facility.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

19. EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. These financings have terms of 36 to 60 months with interest rates ranging from 5.6% to 7.5% . Assets under finance leases and equipment financing are pledged as security against the obligations. Equipment financing obligations are comprised of the following:

(a)	Finance Leases
The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	December 31, 2017	December 31, 2016
Less than one year	$1,758	$6,432
More than one year but not more than five years	437	2,195
Gross payments	2,195	8,627
Less: future finance charges	(86)	(441)
Present value of minimum lease payments	$2,109	$8,186

Current portion	$1,690	$6,078
Non-current portion	419	2,108
	$2,109	$8,186

The movement in finance leases during the year ended December 31, 2017 and December 31, 2016, respectively, are comprised of the following:

	December 31, 2017	December 31, 2016
Balance, beginning of the year	$8,186	$16,952
Additions	—	1,475
Finance costs	326	845
Repayments of principal	(6,083)	(10,239)
Repayments of finance costs	(320)	(847)
Balance, end of the year	$2,109	$8,186

During the year ended December 31, 2017 the Company recognized $0.3 million (2016 - $0.8 million) in finance costs related to its lease obligations.

(b) Equipment Financing

During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

19. EQUIPMENT FINANCING OBLIGATIONS (continued)

(b) Equipment Financing (continued)

The movement in equipment financing during the year ended December 31, 2017 is comprised of the following:

Balance at December 31, 2016	$—
Net proceeds from equipment financing	7,894
Interest and accretion expense	233
Repayments of principal	(698)
Repayments of finance costs	(233)
Balance at December 31, 2017	$7,196

Current portion	$2,464
Non-current portion	4,732
$7,196

During the year ended December 31, 2017, the Company incurred $0.2 million (2016 - $nil) in interest related to the equipment financing at an effective interest rate of 5.8%.

As at December 31, 2017, the net book value of property, plant and equipment includes $6.9 million (December 31, 2016 -$nil) of equipment pledged as security for the equipment financing.

20. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the year ended December 31, 2017 and 2016 are allocated as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Total
Balance at December 31, 2015	$2,622	$3,625	$2,114	$2,757	$2,434	$1,625	$415	$15,592
Movements during the year:
Change in rehabilitation provision	(202)	(446)	54	(567)	(860)	(342)	(106)	(2,469)
Interest or accretion expense	139	200	128	146	135	82	—	830
Foreign exchange gain	(452)	(626)	(366)	(475)	(420)	(255)	(44)	(2,638)
Balance at December 31, 2016	$2,107	$2,753	$1,930	$1,861	$1,289	$1,110	$265	$11,315
Movements during the year:
Change in rehabilitation provision	356	210	823	445	1,028	458	—	3,320
Interest or accretion expense	176	235	166	159	116	83	—	935
Foreign exchange loss	91	119	83	80	55	41	37	506
Balance at December 31, 2017	$2,730	$3,317	$3,002	$2,545	$2,488	$1,692	$302	$16,076

A provision for decommissioning liabilities is estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 7.8% to 8.2% (2016 - 7.6% to 8.3%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 3.8% (2016 - 3.5%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
(Loss) earnings before tax	($75,301)	$25,491
Combined statutory tax rate	26.00%	26.00%
Income tax (recovery) expense computed at statutory tax rate	(19,578)	6,628
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(6,476)	(257)
Impact of foreign exchange on deferred income tax assets and liabilities	(3,153)	(7,786)
Change in unrecognized deferred income tax asset(1)	15,549	(4,279)
7.5% mining royalty in Mexico	(2,133)	3,174
Other non-deductible expenses	4,259	2,607
Impact of inflationary adjustments	(1,085)	1,338
Change in tax provision estimates	(3,504)	601
Forfeited loss carryforwards due to deconsolidation tax liability credit(1)	—	16,949
Other	(5,908)	(2,085)
Income tax (recovery) expense	($22,029)	$16,890

Statements of (Loss) Earnings Presentation
Current income tax expense	$7,177	$8,346
Deferred income tax (recovery) expense	(29,206)	8,544
Income tax (recovery) expense	($22,029)	$16,890
Effective tax rate	29%	66%

(1)
In November 2015, the Mexican Tax Authorities enacted a new 2016 Mexican Tax Reform which introduced a provision that enables companies to settle a portion of its tax deconsolidation liability against past loss carryforwards that were reinstated by virtue of the Mexican Tax Reform of 2013. To claim this credit, the Company had to apply its past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%.

In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. The Company recognized a one-time deferred tax expense of $6.7 million, consisting of forfeiture of $16.9 million in gross value of loss carryforwards, net of $10.2 million that was not previously valued.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. INCOME TAXES (continued)

During the years ended December 31, 2017 and 2016, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2015	$113,882	$8,088	($27,560)	$403	$94,813
(Expense) benefit to income statement	(23,292)	2,104	7,181	414	(13,593)
At December 31, 2016	$90,590	$10,192	($20,379)	$817	$81,220
Expense to income statement	(4,038)	(77)	(8,657)	(2)	(12,774)
At December 31, 2017	$86,552	$10,115	($29,036)	$815	$68,446
Deferred tax liabilities		Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2015		$121,615	$30,193	$28,766	$180,574
Expense (benefit) to income statement		10,057	(16,407)	(1,353)	(7,703)
Reclassed to current income taxes payable		—	(1,619)	—	(1,619)
At December 31, 2016		$131,672	$12,167	$27,413	$171,252
(Benefit) expense to income statement		(35,976)	47	(4,529)	(40,458)
Reclassed to current income taxes payable		—	(2,670)	—	(2,670)
At December 31, 2017		$95,696	$9,544	$22,884	$128,124

Statements of Financial Position Presentation
Deferred tax assets					$48,146
Deferred tax liabilities					138,178
At December 31, 2016					$90,032
Deferred tax assets					$43,716
Deferred tax liabilities					103,394
At December 31, 2017					$59,678

At December 31, 2017, the Company recognized $43.7 million (2016 - $48.1 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2017 or 2016, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.
The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2017 was $228.0 million (2016 - $489.1 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 33

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. INCOME TAXES (continued)

As at December 31, 2017 and 2016, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Swiss non-capital losses	Mexican non-capital losses	December 31, 2017	December 31, 2016
2017	$—	$—	$—	$—	$6,055
2018	—	—	11,317	11,317	10,198
2019	—	—	1,679	1,679	1,569
2020	—	—	269	269	246
2021	—	9,600	4,149	13,749	17,359
2022	—	—	3,539	3,539	5,526
2023	—	—	1,680	1,680	8,572
2024	—	—	34,489	34,489	58,575
2025	—	—	100,394	100,394	93,938
2026	—	—	95,316	95,316	82,794
2027 and after	10,819	—	19,498	30,317	4,519
Total	$10,819	$9,600	$272,330	$292,749	$289,351
Unrecognized losses	$—	$—	$92,123	$92,123	$51,570

22. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

In May 2016, the Company closed a private placement with a syndicate of underwriters by issuing an aggregate of 5,250,900 common shares at a price of CAD$10.95 per common share for gross proceeds of $44.7 million (CAD$57.5 million), or net proceeds of $42.7 million after share issuance costs.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. In May 2017, the Company amended its Stock Option Plan, which enables options granted subsequent to May 2017 to be exercisable over periods of up to ten years as determined by the Board of Directors of the Company, as compared to the previous exercisable period of up to five years. The exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 34

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)

(b) Stock options (continued)

The following table summarizes information about stock options outstanding as at December 31, 2017:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	2,055,023	4.79	3.00	900,649	4.78	2.99
5.01 - 10.00	2,204,968	6.64	3.49	1,671,507	6.20	1.76
10.01 - 15.00	4,369,246	10.96	3.30	1,251,144	10.74	1.56
15.01 - 20.00	235,000	16.58	3.61	67,500	16.52	3.59
20.01 - 25.40	567,500	20.92	0.05	561,875	20.91	0.02
	9,431,737	9.35	3.09	4,452,675	9.20	1.76

The movements in stock options issued during the year ended December 31, 2017 and the year ended December 31, 2016 are summarized as follows:

	Year Ended		Year Ended
	December 31, 2017		December 31, 2016
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	9,599,270	9.76	10,416,254	11.05
Granted	3,205,137	10.48	4,283,502	7.22
Exercised	(1,292,206)	5.76	(3,505,679)	8.30
Cancelled or expired	(2,080,464)	15.21	(1,594,807)	14.60
Balance, end of the year	9,431,737	9.35	9,599,270	9.76

During the year ended December 31, 2017, the aggregate fair value of stock options granted was $10.1 million (December 31, 2016 - $8.3 million), or a weighted average fair value of $3.16 (CAD$4.10) per stock option granted (2016 - CAD$2.57).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2017	December 31, 2016
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.02	0.62
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.77	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	52.00	47.83
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2017 was CAD$11.06 (2016 - CAD$16.55).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
Equipment financing obligations	these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2017			December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$1,847	$—	$1,847	$4,827	$—	$4,827
Marketable securities (Note 13)	11,326	11,326	—	13,688	13,688	—

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2017 and 2016.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 36

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, net of cash and cash equivalents as follows:

	December 31, 2017	December 31, 2016
Equity	$582,485	$621,701
Debt facilities	31,769	43,938
Equipment financing obligations	9,305	8,186
Less: cash and cash equivalents	(118,141)	(129,049)
	$505,418	$544,776

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 18) and equipment financing obligations (Note 19(b)). As at December 31, 2017 and December 31, 2016, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2017 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$35,567	$35,567	$35,567	$—	$—	$—
Debt facilities	31,769	33,629	14,037	19,592	—	—
Equipment financing obligations	9,305	10,084	4,595	5,110	379	—
Other liabilities	655	655	—	655	—	—
	$77,296	$79,935	$54,199	$25,357	$379	$—

At December 31, 2017, the Company had working capital of $116.3 million (December 31, 2016 – $130.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$43,555	$55	$8,787	($1,830)	$—	$50,567	$5,057
Mexican peso	2,296	15,157	—	(15,183)	8,000	10,270	1,027
	$45,851	$15,212	$8,787	($17,013)	$8,000	$60,837	$6,084

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$310	$84	$454	$73	$921
Metals in doré and concentrates inventory	60	91	22	9	182
	$370	$175	$476	$82	$1,103

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2017, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2017, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. SUPPLEMENTAL CASH FLOW INFORMATION

		Year Ended December 31,
	Note	2017	2016
Adjustments to reconcile net earnings to operating cash flows before movements in working capital and taxes:
Loss (gain) from silver futures derivatives and marketable securities	13	$2,600	($6,281)
Loss on fair value adjustment on prepayment facilities		—	586
Unrealized foreign exchange gain and other		(2,457)	(5,239)
		$143	($10,934)
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables		($3,889)	$7,362
Decrease in inventories		2,646	2,828
(Increase) decrease in prepaid expenses and other		(743)	638
Decrease in income taxes payable		(4,081)	(4,903)
Increase (decrease) in trade and other payables		1,648	(8,469)
		($4,419)	($2,544)

	Year Ended December 31,
	2017	2016
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	$1,867	$5,248
Acquisition of mining interests	(500)	(500)
Assets acquired by finance lease	—	(1,475)
Settlement of liabilities	—	(253)
	$1,367	$3,020

25. CONTINGENCIES AND OTHER MATTER

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Mexican Federal Labour Law
In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2017. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. CONTINGENCIES AND OTHER MATTER (continued)

First Silver Litigation
In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an uncollected amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be recovered and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2017, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unpaid judgment in favour of the Company.

26. SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2017 and 2016 as follows:

Name of subsidiary	Operations and Projects	Location	2017 % Ownership	2016 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
La Encantada Procesadora de Minerales, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Santa Elena Oro y Plata, S.A. de C.V.	Service company	Mexico	100%	100%
FMS Trading AG	Metals trading company	Mexico	100%	100%

27. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2017	2016
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$730	$665
Other members of key management	2,201	2,791
Share-based payments
Independent members of the Board of Directors	396	615
Other members of key management	3,211	1,761
	$6,538	$5,832

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28. SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2017:

Announced Acquisition of Primero Mining Corp. and Related Debt Financings

a.	On January 12, 2018, the Company entered into a definitive agreement to acquire all of the issued and outstanding shares of Primero Mining Corp. ("Primero") comprised of the following transactions:

•
First Majestic to issue approximately 6,418,774 common shares of the Company, with an approximate fair value of $45.2 million at the time of the announcement, to shareholders of Primero in exchange for all of the issued and outstanding shares of Primero (the "Arrangement");

•
First Majestic has entered into an agreement with Wheaton Precious Metals Corp. ("WPM") to restructure its streaming agreement at Primero’s San Dimas silver-gold mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic, with an approximate fair value of $147.4 million at the time of the announcement. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

•
Holders of Primero’s $75 million 2020 convertible debentures (the "Debentures") will be asked to approve an amendment to accelerate the maturity date of the Debentures to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the indenture.

•	Primero shareholders will vote on the acquisition on March 13, 2018.

The Arrangement will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia). The Arrangement will require approval by 66 2/3 percent of the votes cast at a special meeting of Primero shareholders and any additional shareholder approvals which may be required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals (including Mexican anti-trust clearance) and the satisfaction of certain other closing conditions customary in transactions of this nature. The transaction is expected to be closed in late March 2018.

b.
To fund the proposed repayment of the Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

•
Issuance of $156.5 million five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•
Scotiabank commitment of $150.0 million of new credit facilities, including a $75.0 million three year revolving credit facility and a $75.0 million one year bridge loan which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities. The bridge loan is meant to be used as a backstop which the Company does not expect to draw upon and may elect not to proceed with prior to closing.

Delisting from Bolsa Mexican Stock Exchange ("BMV")
Effective February 21, 2018, the Company has delisted from the BMV. As part of the process, the Company has placed in trust $2.0 million to repurchase and cancel 317,837 common shares from shareholders who acquired their shares on BMV.

Share Buyback
Since December 31, 2017, the Company has repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2017 Annual Report	Page 42